March 18, 2015

Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission		via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Municipal Bond Funds
File No. 2-57689
Post-Effective Amendment No. 81 – Vanguard Tax-Exempt Bond Index Fund (the “Fund”)

Dear Mr. Parachkevov,

This letter responds to your comments provided on February 24, 2015 on the above referenced post-effective amendment. Unless noted otherwise, the comments and responses below relate to both the Fund’s conventional share class and exchange-traded share class (“ETF Share Class”).

Comment 1:	Prospectus (ETF Share Class)
Comment:	Please identify the exemptive order upon which the Fund’s ETF Share Class will rely.

Response:	The Fund’s ETF Share Class will rely on the following Commission order: In the Matter of Vanguard Bond Index Funds, IC Rel. Nos. 27750 (Mar. 9, 2007) (notice) and 27773
(Apr. 2, 2007) (order).

Comment 2:	Prospectus (ETF Share Class)
Comment:	Please confirm that the Fund’s disclosure is consistent with the conditions articulated in the relevant Commission notice and order.

Response:	We confirm that the disclosure is consistent with the above referenced Commission notice and order as well as Form N-1A.

Comment 3:	Prospectus – Fund Summary – Fees and Expenses
Comment:	Please review the portfolio turnover disclosure for consistency with Item 3 of Form N-
1A.

Response:	We have reviewed the disclosure and will modify it to include the following statement:
“The Fund pays transaction costs, such as commissions, when it buys and sells securities
(or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in more taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the previous expense examples, reduce the Fund’s performance.”

Asen Parachkevov, Esq.
March 18, 2015

Comment 4:	Prospectus – Fund Summary – Principal Risks
Comment:	Please consider whether any additional risk disclosure would be appropriate in light of
IM Guidance 2014-01, Risk Management in Changing Fixed Income Market Conditions.

Response:	We have considered the IM Guidance and have determined that the Fund’s risk disclosure is appropriate.

Comment 5:	Prospectus – More on the Fund – Other Investment Policies and Risks
Comment:	Please confirm that the Fund’s disclosure relating to principal investment strategies should not include reference to the Fund’s use of derivatives, U.S. Treasury futures, and exchange-traded funds.

Response:	We confirm that the Fund’s disclosure relating to principal investment strategies is appropriate.

Comment 6:	Prospectus – More on the Fund – Temporary Investment Measures
Comment:	Please consider whether the disclosure should elaborate on the extent to which the Fund will use derivatives and exchange-traded funds.

Response:	We have considered the disclosure and determined that it is appropriate.

Comment 7:	Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
•	The Fund may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1605 with any questions or comments regarding the above response.
Thank you.

Sincerely,

Brian P. Murphy
Senior Counsel
The Vanguard Group, Inc.